The Sumitomo Trust & Banking Co., Ltd.

NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600

August 30, 2004

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

<u>Notice Regarding of Today's Decision of the Supreme Court</u>

<u>Notice Regarding Comment on Today's Decision of the Supreme Court</u>

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

dw 8/31

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By [signature]

Name : Tsukasa Tanigawa
Title: Deputy General Manager

August 30, 2004
The Sumitomo Trust and Banking, Co., Ltd.

Comment on Today's Decision of the Supreme Court

Today, the Supreme Court rejected our appeal, ruling that there was no necessity for provisional relief. However, the Supreme Court held that our exclusive negotiation right regarding the integration of the businesses of UFJ Trust Bank and Sumitomo Trust is still effective.

Whilst it is regrettable that the Supreme Court declined to see the necessity for a provisional injunction to restrain the UFJ Group from negotiating with third parties, the Supreme Court, in effect, overturned the earlier decision of the Tokyo High Court that our exclusive negotiation right had been extinguished. We regard this decision of the Supreme Court to be fair in that it recognizes the binding nature of the Basic Agreement with the UFJ Group and the validity of our exclusive negotiation right, which affirms the legitimacy of our claim.

Also, we believe that these legal proceedings have a certain significance because they managed to ring the alarm bells within our society, and to focus attention on the validity of, and necessity to comply with, an agreement between parties to an M&A transaction, issues that had previously remained uncertain in Japan.

For the time being, a conclusion has been reached in this first stage of the legal argument, but on the basis of the Supreme Court's recognition of the binding nature of the Basic Agreement and the validity of our exclusive negotiation right with the UFJ Group, we are currently considering our next course of action.

We have duly performed our obligations under the Basic Agreement in good faith without a single breach. We will therefore continue the fair and square pursuit of our claim, to ensure that a party that has performed its contractual obligations in good faith is not treated disadvantageously or unfairly.

President and CEO
Atsushi Takahashi

For enquiries, please contact:
Koichi Onaka, Head of IR Office, Financial Management Department
The Sumitomo Trust & Banking Co., Ltd.
Telephone: +81-3-3286-8354, Fax: 81-3-3286-4654

The Sumitomo Trust & Banking Co., Ltd.

Today's Decision of the Supreme Court

Tokyo, August 30, 2004 --- The Supreme Court today held that there was no necessity for provisional relief, but that our exclusive negotiation right regarding the integration of the businesses of UFJ Trust Bank and Sumitomo Trust is still effective.

Accordingly, discussions and providing information between the UFJ Group and any third party that conflicts with our exclusive negotiation right would constitute a breach of contract and an infringement of our rights. We are considering next appropriate actions.